Exhibit 99.2

TOP KINGWIN LTD
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on August 31, 2026
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of the Class A/Class B Ordinary Shares, par value US$0.0625 per share (“Ordinary Shares”), of Top KingWin Ltd (the “Company”), hereby appoint Mr. Ruilin Xu, the CEO of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at Extraordinary General Meeting (or at any adjournment or postponement thereof) of the Company to be held at 9:00AM, Eastern Time, on August 31, 2026 at 32F, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Nanshan District, Shenzhen, Guangdong Province, China (the “Meeting”).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

	For	Against	Abstain

Proposal 1: It is resolved as an ordinary resolution, that the authorized share capital of the Company be increased from US$31,250,000 divided into 400,000,000 class A ordinary shares with par value of US$0.0625 per share (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares with par value of US$0.0625 per share (the “Class B Ordinary Shares”) to US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share, by the creation of an additional 7,100,000,000 Class A Ordinary Shares and 2,400,000,000 Class B Ordinary Shares (the “Share Capital Increase”).

	☐	☐	☐

Proposal 2: It is resolved as a special resolution that, the rights of the Class B Ordinary Shares be varied in the manner as follows (collectively, the “Variation of Class B Ordinary Shares Rights”):

(a) increase the votes that each Class B Ordinary Share is entitled to from 40 votes to 200 votes while the vote each Class A Ordinary Share is entitled to shall remain 1 vote;

(b) the Class B Ordinary Shares may be transferred by their respective holder to any person or entity (whether or not being an affiliate of such holder) and there shall be no conversion of such transferred Class B Ordinary Shares into Class A Ordinary Shares upon any abovesaid transfer; and

(c)each holder of Class B Ordinary Shares shall have the right to convert their Class B Ordinary Shares into Class A Ordinary Shares at any time on a 1:200 basis (i.e., each Class B Ordinary Share converting into 200 Class A Ordinary Shares), subject to adjustment for any subdivision, consolidation or reclassification of shares, while holders of Class A Ordinary Shares shall continue to have no rights to convert Class A Ordinary Shares into shares of any other class.

	☐	☐	☐

Proposal 3: It is resolved as a special resolution that, approve the change of the name of the Company to Nexpu Ltd. (the “Change of Name”).	☐	☐	☐

Proposal 4: It is resolved as a special resolution that, subject to and immediately following the Share Capital Increase, the Variation of Class B Ordinary Shares Rights and the Change of Name being approved, the fourth memorandum and articles of association of the Company, a form of which is attached hereto as Appendix A (the “New M&A”), be adopted with immediate effect in substitution for and to the exclusion of the Company’s existing memorandum and articles of association in its entirety to reflect the Variation of Class B Ordinary Shares Rights, the Share Capital Increase and other amendments as set forth in the proxy statement to the notice of the Meeting.

	☐	☐	☐

Proposal 5: It is resolved as a special resolution that, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) relating to share capital reductions being complied with, the authorized share capital of the Company be reduced and reorganized from US$625,000,000 divided into 7,500,000,000 Class A Ordinary Shares with par value of US$0.0625 per share and 2,500,000,000 Class B Ordinary Shares with par value of US$0.0625 per share to US$10,000 divided into 7,500,000,000 Class A ordinary shares with par value of US$0.000001 per share and 2,500,000,000 Class B ordinary shares with par value of US$0.000001 per share.

	☐	☐	☐

Proposal 6: It is resolved as a special resolution that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt the fifth amended and restated memorandum and articles of association (a copy of which is attached hereto as Appendix B) in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Capital Reduction and Reorganization.

	☐	☐	☐

Proposal 7: It is resolved as an ordinary resolution that,

(i) conditional upon the approval of the board of directors of the Company (“Board”), the consolidation of every issued and unissued class A ordinary shares and/or class B ordinary shares of the Company at any one time or multiple times during a period of up to 2 calendar years from the date of this Meeting, at the exact consolidation ratio and effective date (“Effective Date”) as the Board may determine from time to time be and is hereby approved; provided that for each such share consolidation (the “Share Consolidation”, or the “Share Consolidations”), the consolidation ratio shall not be less than two-for-one (2:1) and no more than twenty-five-for-one (25:1) and the cumulative consolidation ratio for all such Share Consolidation(s) shall not exceed six hundred twenty five-for-one (625:1), with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing shares of such class as set out in the Company’s memorandum and articles of association in effect at the time of the Effective Date(s), and any fractional shares created as a result of the Share Consolidation(s) would be rounded up to the nearest whole share; and

(ii) the Board is authorized to implement one or more Share Consolidations during the two calendar years period from the date of this Meeting or elect not to implement any Share Consolidation, at its absolute and sole discretion.

	☐	☐	☐

Proposal 8: It is resolved as a special resolution that, subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

	☐	☐	☐
Proposal 9: It is resolved as an ordinary resolution that the Class B Ordinary Shares Incentive Plan (the “Class B Incentive Plan”), in the form attached hereto as Appendix C, be and is hereby approved and adopted, and the Board be and is hereby authorized to do all such acts and things and to execute all such documents as may be necessary or desirable to give effect to the adoption of the Class B Incentive Plan, including the grant of incentive awards to eligible participants thereunder and the issuance of Class B Ordinary Shares pursuant to any such awards, subject to and in accordance with the terms of the Class B Incentive Plan.	☐	☐	☐

Dated _________, 2026

Signature(s) _________________________
Name of Signatory ___________________
Name of Shareholder _________________

Notes:

1.	Only the holders of record of the Class A and Class B Ordinary Shares of the Company at the close of business on July 17, 2026, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Ruilin Xu, 32F, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Nanshan District, Shenzhen, Guangdong Province, China, no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.

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